SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
    -----------------------------------------------------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 9)


                            STRAYER EDUCATION, INC.
    -----------------------------------------------------------------------

                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
    -----------------------------------------------------------------------

                        (Title of Class of Securities)

                                   863236105
    -----------------------------------------------------------------------

                                (CUSIP Number)

                               Steven B. Klinsky
                          New Mountain Partners, L.P.
                         712 Fifth Avenue, 23rd Floor
                           New York, New York 10019
                           Telephone: (212) 720-0300
    -----------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                               J. Michael Schell
                                 Sean C. Doyle
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                           Telephone: (212) 735-3000

                                  May 6, 2004
    -----------------------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

                                 SCHEDULE 13D

CUSIP No. 863236105                   13D
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS:
            New Mountain Partners, L.P.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
            13-4099832
      -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [ X ]
                                                           (b)  [   ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS:
           See Items 3 and 4  AF, OO

     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                          1,632,431
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           None
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                             1,632,431
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        None
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,632,431

     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                           [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 11.04%

     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
            PN

     --------------------------------------------------------------------

CUSIP No. 863236105                  13D
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS:
            New Mountain Investments, L.P.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
            13-4099829
      -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [ X ]
                                                           (b)  [   ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS:
            AF, OO

     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                          1,632,431
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           None
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                             1,632,431
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        None
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,632,431

     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                           [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 11.04%

     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
            PN

     --------------------------------------------------------------------

CUSIP No. 863236105                  13D

     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS:
            New Mountain GP, LLC
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
            13-4099827
      -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [ X ]
                                                           (b)  [   ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS:
            AF, OO

     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                          1,632,431
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           None
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                             1,632,431
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        None
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,632,431

     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                           [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 11.04%

     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
            OO

     --------------------------------------------------------------------

CUSIP No. 863236105                  13D

     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS:
            Steven B. Klinsky
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
            N/A
      -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [ X ]
                                                           (b)  [   ]
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS:
            OO, PF

     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    [  ]

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                          1,632,431
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           None
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                             1,632,431
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        None
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,632,431

     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                           [  ]

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 11.04%

     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
            IN

     --------------------------------------------------------------------

                        Amendment No. 9 to Schedule 13D
                        -------------------------------

         The statement on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2"), Amendment No. 3 ("Amendment No. 3"), Amendment No. 4 ("Amendment No. 4"), Amendment No. 5 ("Amendment No. 5"), Amendment No. 6 ("Amendment No. 6"), Amendment No. 7 ("Amendment No. 7") and Amendment No. 8 ("Amendment No. 8") thereto, filed jointly on March 26, 2001, May 15, 2001, October 8, 2002, November 18, 2002, November 22, 2002, January 14, 2004, February 4, 2004, March 11, 2004 and March 15, 2004, respectively, by the persons listed on the signature pages thereto relating to the beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Issuer"), and the beneficial ownership of the Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), of the Issuer, which is convertible into Common Stock, is hereby amended and supplemented as set forth below in this Amendment No. 9 to the
Schedule 13D by the persons listed on the signature page hereto (the "Reporting Persons"). Capitalized terms used below and not otherwise defined herein shall have the meanings set forth in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8.


Item 4.  Purpose of Transaction.

         The disclosure in Item 4(a) is hereby amended and supplemented by adding the following:

         "On May 6, 2004, pursuant to the Support and Option Agreement, New Mountain exercised its Option and acquired 767,000 shares of Common Stock from the Baileys."

Item 5.  Interest in Securities of the Issuer.

         The disclosure in Item 5(a) is hereby amended and restated in its entirety as follows:

         "As of the date of this Amendment No. 9, the Reporting Persons may be deemed to beneficially own an aggregate of 1,632,431 shares of Common Stock which include:

                  (i) 865,431 shares of Common Stock issuable upon the conversion of 780,708 shares of Series A Preferred Stock (or 6.22% of the outstanding Common Stock). The Articles Supplementary provide that some of the dividends will be accrued and added to the liquidation preference, thereby increasing the number of shares of Common Stock into which the Series A Preferred Stock will be convertible. The Reporting Persons do not intend to amend or supplement the Schedule 13D as amended to reflect the additional shares of Common Stock which may be issued upon conversion of the Series A Preferred Stock, due solely to the accrual of dividends to increase the liquidation preference.


                  (ii) 767,000 shares of Common Stock purchased from the Baileys pursuant to the exercise of the Option on May 6, 2004.

         Assuming the number of shares outstanding on March 1, 2004, the Reporting Persons may be deemed to beneficially own approximately 11.04% of the outstanding Common Stock of the Issuer. Including only shares of Series A Preferred Stock owned of record by New Mountain on an as-converted to Common Stock basis and the shares of Common Stock acquired upon exercise of the Option, New Mountain would be deemed to beneficially own 11.04% of the outstanding Common Stock of the Issuer (assuming conversion of all outstanding Series A Preferred Stock)."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The disclosure in the last paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

         "Other than the Shareholders' Agreement, the Letter Agreement, the Purchase Agreement, the Support and Option Agreement, the Articles Supplementary, the Escrow Agreement, the Irrevocable Proxy, the Trust, the Amendment and Joinder to the Shareholders' Agreement, the Amendment to the Registration Rights Agreement, the February 2004 Letter Agreement, the 2004 Underwriting Agreement, the March 2004 Letter Agreement, the Termination Agreement and the related documents and the transactions contemplated thereby and other understandings, as described in this item, Item 1, Item 4 and Item 5 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein."

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         NEW MOUNTAIN PARTNERS, L.P.
                                         By: New Mountain Investments, L.P., its
                                                  general partner
                                         By: New Mountain GP, LLC, its
                                                  general partner


                                         By:  /s/ Steven B. Klinsky
                                             -------------------------------
                                                 Name:   Steven B. Klinsky
                                                 Title:  Member


                                         NEW MOUNTAIN INVESTMENTS, L.P.
                                         By: New Mountain GP, LLC, its
                                                  general partner


                                         By:  /s/ Steven B. Klinsky
                                             -------------------------------
                                                 Name:   Steven B. Klinsky
                                                 Title:  Member


                                         NEW MOUNTAIN GP, LLC


                                         By:  /s/ Steven B. Klinsky
                                             -------------------------------
                                                 Name:   Steven B. Klinsky
                                                 Title:  Member



                                                  /s/ Steven B. Klinsky
                                                 Name:   Steven B. Klinsky


Dated: May 6, 2004